UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2008

BHP Billiton Plc
(Registered Number 3196209)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc
Date:	24 September 2008
To:	London Stock Exchange JSE Limited
For Release:	Immediately
Contact:	Elizabeth Hobley +44 (0) 20 7802 4054
BHP Billiton Plc - UK Listing Authority Submissions

The following documents have today been submitted to the UK Listing Authority:

  Annual Report 2008 - www.bhpbilliton.com/bbContentRepository/docs/annualReport2008.pdf
  Concise Report 2008 - www.bhpbilliton.com/bbContentRepository/docs/bhpBillitonConcise2008.pdf

  Notice of Annual General Meeting 2008 * - www.bhpbilliton.com/bbContentRepository/docs/plc2008NoticeOfMeeting.pdf

  Proxy Form (UK Principal Register)

  Proxy Form (SA Branch Register)
  Sustainability Report 2008 - www.bhpbilliton.com/bbContentRepository/docs/bhpb_sustainability_2008.pdf

NOTE * An explanation of the proposed amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited is set out in the Appendix to the Notice of Meeting. A copy of each of the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited showing the proposed amendments referred to in the Appendix to this Notice of Meeting is available either by contacting the Group's Company Secretariat on 61 (0) 3 9609 3231 or 44 (0) 207 802 4054 or at www.bhpbilliton.com.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no: +44 (0)20 7066 1000

The documents (with the exception of the proxy forms) may also be accessed via BHP Billiton's website: www.bhpbilliton.com or using the web links above.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 24 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Company Secretary